Exhibit 99.1

Qihoo 360 Announces Strategic Partnership with Coolpad

BEIJING, December 16, 2014 /PRNewswire/ --  Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), a leading Internet company in China, today announced it has formed a strategic partnership with Coolpad Group Limited (“Coolpad”) (HKSE: 2369), a leading smartphone company in China, through investing $409.05 million in cash to take a 45% stake in a joint venture with Coolpad (the “JV”).

The JV will primarily focus on mobile terminal products that are distributed through Internet as the primary channel, through building a strong mobile ecosystem involving designing, manufacturing, marketing and selling best in class smartphones and other mobile Internet devices with innovative user experiences in China. The JV will leverage on Coolpad’s extensive experience in smartphone design, manufacturing, supply chain management, and aftermarket services, while benefiting from Qihoo 360’s strong capability in mobile app development and online marketing. The JV will market smartphones under “Dazen” brand, which is already one of the leading e-commerce smartphone brands in China.

Through the partnership, Qihoo 360 will also become the default provider of key mobile services on full portfolio of Coolpad’s smartphones, including mobile security, mobile app store and mobile search, etc. Coolpad is one of the leading smartphone makers in China. According to third party data, Coolpad is also the largest 4G smartphone provider in China in terms of accumulative unit shipment as of October 2014.

Commenting on the partnership, Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360, said, "We are very excited to form the partnership with Coolpad. Combining Coolpad’s extensive experience in smartphone industry with Qihoo 360 strong presence in mobile Internet, the partnership will build one of the leading mobile Internet ecosystems in China, which offers users smooth integration of hardware, software and applications. This is one of the key initiatives we are taking to strengthen our position in Chinese mobile Internet and further establish ourselves as a leading mobile Internet platform in China.”

Mr. Deying Guo, Chairman and Chief Executive Officer of Coolpad, said, “The partnership with Qihoo 360 will be an important step for Coolpad to construct a strong mobile Internet ecosystem. Qihoo 360 is the leading provider of the mobile security and other mobile Internet services in China with massive user base. By combining each other’s strength, we will enable individual users to enjoy better and fully integrated mobile Internet experience.”

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

About Coolpad

Coolpad Group Limited (formerly known as China Wireless Technologies Limited) was founded in 1993, and was listed on the Main Board of the Stock Exchange of Hong Kong in December 2004. The Group is a leading developer and provider of integrated solutions for smartphones, mobile data platform systems and value-added business operations in China. The Group provides its products and services to enterprises, government organizations and mobile operators as well as individual consumers in China. The Group has developed advanced research and development capabilities in mobile communications. Its “Coolpad” brand has become a renowned leader in China’s smartphone market. Meanwhile, the sub-brand “Dazen” is already one of the leading Internet smartphone brands in China.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, the management's quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 25, 2014.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley or Glenn Garmont

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com